SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                             (Amendment No. 6)(1)


                           Mattson Technology, Inc.
                               (Name of Issuer)


                   Common Stock, Par Value $0.001 Per Share
                        (Title of Class of Securities)

                                   57723100
                                (CUSIP Number)

                                Wilhelm Puschel
                              Member of the Board
                          STEAG Electronic Systems AG
                          Ruettenscheider Strasse 1-3
                             45128 Essen, Germany
                        Telephone: 011-49-201-801-2215
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copy to:

                             Marc R. Packer, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                             525 University Avenue
                              Palo Alto, CA 94301
                            Telephone: 650-470-4500

                                 July 25, 2005
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

------------------------------                ---------------------------------
CUSIP No.    57723100                              Page 2 of 14 Pages
------------------------------                ---------------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           STEAG Electronic Systems AG
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a) |_|
                                                                  (b) |_|

-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           OO
-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                          |_|

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Germany
-------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             5,061,144
      SHARES          ---------------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             104,584
     OWNED BY         ---------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
                             5,061,144
    REPORTING       -----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             104,584
       WITH
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,165,728
-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                             |_|

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.99% (see Item 5)
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           CO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

------------------------------                ---------------------------------
CUSIP No.    57723100                              Page 3 of 14 Pages
------------------------------                ---------------------------------


-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           RAG Aktiengesellschaft
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a) |_|
                                                                      (b) |_|

-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           OO
-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                          |_|

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Germany
-------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             5,061,144
      SHARES          ---------------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             104,584
     OWNED BY         ---------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
                             5,061,144
    REPORTING         ---------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             104,584
       WITH
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,165,728
-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                            |_|

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.99% (see Item 5)
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           CO
-------------------------------------------------------------------------------

         This Amendment No. 6 to Schedule 13D (this "Amendment No. 6") is being filed by STEAG Electronic Systems AG ("SES") and RAG Aktiengesellschaft ("RAG") pursuant to Rule 13d-2(a) of the Rules and Regulations promulgated under the Securities and Exchange Act of 1934, as amended, to amend and supplement the statement on Schedule 13D filed on January 11, 2001 by SES and STEAG AG ("STEAG"), as amended and supplemented by SES, STEAG and RAG by Amendment No. 1 on May 8, 2002, Amendment No. 2 on February 11, 2004, Amendment No. 3 on February 13, 2004, Amendment No. 4 on October 29, 2004 and Amendment No. 5 on June 13, 2005 (the "Amended Statement"), with respect to the common stock, par value $0.001 per share ("Mattson Stock"), of Mattson Technology, Inc., a Delaware corporation ("Mattson"). Capitalized terms used in this Amendment No. 6 and not otherwise defined herein have the meanings set forth in the Amended Statement. The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

Item 2.    Identity and Background.

         (f) Schedule A is amended and restated in its entirety as set forth in this Amendment No. 6.

Item 5.    Interest in Securities of the Issuer.

         Item 5(a) of the Amended Statement is hereby amended and restated in its entirety as follows:

         "As of the date of this Amendment No. 6, SES and RAG each beneficially own 5,165,728 shares of Mattson Stock, which represents approximately 9.99% of the outstanding shares of Mattson Stock based on 51,732,214 shares of Mattson Stock outstanding as of May 2, 2005, as reported in Mattson's Quarterly Report on Form 10-Q for its fiscal quarter ended March 27, 2005.

         As of the date of this Amendment No. 6, except as described herein, none of SES, RAG nor, to the best knowledge of each of SES and RAG, any of the individuals referred to in Schedule A, beneficially owns any Mattson Stock or securities convertible into Mattson Stock."

         Item 5(b) of the Amended Statement is hereby amended as follows:

         (1) The first two sentences of the first paragraph of Item 5(b) of the Amended Statement are hereby amended and restated in their entirety as follows:

         "Each of SES (directly) and RAG (indirectly) has the sole power to vote and dispose of 5,061,144 shares of Mattson Stock. In addition, each of SES (directly) and RAG (indirectly) may be deemed to share with WSP the power to direct the vote and disposition of the 104,584 shares of Mattson Stock owned by WSP as of the date of this Amendment No. 6."

         (2) Schedule B is amended and restated in its entirety as set forth in this Amendment No. 6.

         Item 5(c) of the Amended Statement is hereby amended and supplemented as follows:

         "On July 25, 2005, WSP sold an aggregate of 91,563 shares of Mattson Stock at the prices per share set forth in Schedule C to this Amendment No. 6. Such shares were sold on the Nasdaq Stock Market in ordinary brokerage transactions pursuant to an effective resale registration statement under the Securities Act of 1933, as amended (the "Securities Act").

         On July 26, 2005, WSP sold an aggregate of 15,076 shares of Mattson Stock at the prices per share set forth in Schedule D to this Amendment No. 6. Such shares were sold on the Nasdaq Stock Market in ordinary brokerage transactions pursuant to an effective resale registration statement under the Securities Act.

         On July 26, 2005, SES sold an aggregate of 2,000,000 shares of Mattson Stock at a price of $8.25 per share. Such shares were sold in a block trade pursuant to an effective resale registration statement under the Securities Act.

         On July 27, 2005, WSP sold an aggregate of 59,924 shares of Mattson Stock at the prices per share set forth in Schedule E to this Amendment No. 6. Such shares were sold on the Nasdaq Stock Market in ordinary brokerage transactions pursuant to an effective resale registration statement under the Securities Act."

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 28, 2005                 STEAG ELECTRONIC SYSTEMS AG


                                       By:   /s/ Werner Berder
                                             --------------------------------
                                       Name:   Werner Beder
                                       Title:  Member of the Board of Directors


                                       By:   /s/ Wilhelm Pueschel
                                             ---------------------------------
                                       Name:   Wilhelm Pueschel
                                       Title:  Member of the Board of Directors


                                       RAG AKTIENGESELLSCHAFT


                                       By:   /s/ Dr. Norbert Schellen
                                             ---------------------------------
                                       Name:   Dr. Norbert Schellen
                                       Title:  Legal Counsel


                                       By:   /s/ Rolf Schneider
                                             ---------------------------------
                                       Name:  Rolf Schneider
                                       Title: Vice President Accounting

                                  SCHEDULE A

A.       Directors and Executive Officers of RAG.

         The following table sets forth the name, current business or home address and present principal occupation of each of the executive officers and directors of RAG. Unless otherwise indicated, each of these individuals is a citizen of the Federal Republic of Germany.


   Name and Business or Home Address    Position with RAG and Present
          and Citizenship               Principal Occupation or Employment

Dr. Werner Mueller                      Chairman of the Management Board of RAG
RAG AG
Rellinghauser Strasse 1-11
45128 Essen
Germany

Prof. Dr. Dr. Utz-Hellmuth Felcht       Member of the Management Board of RAG
RAG AG
Rellinghauser Strasse 1-11
45128 Essen
Germany

Bernd Toenjes                           Member of the Management Board of RAG
RAG AG
Rellinghauser Strasse 1-11
45128 Essen
Germany

Dr. Peter Schoerner                     Member of the Management Board of RAG
RAG AG
Rellinghauser Strasse 1-11
45128 Essen
Germany

Ulrich Weber                            Member of the Management Board of RAG
RAG AG
Rellinghauser Strasse 1-11
45128 Essen
Germany

Dr. Wulf H. Bernotat                    Chairman of the Supervisory Board of RAG
E. ON AG                                Chairman of the Board of Management and
E. ON-Platz                             Chief Executive Officer of E. ON AG
40479 Duesseldorf
Germany

Hubertus Schmoldt                       First Deputy Chairman of the Supervisory
Konigsworther Platz 6                   Board of RAG
30167 Hanover                           Chief Executive Officer of the IG BCE
Germany

Professor Dr. Ekkehard Schulz           Deputy Chairman of the Supervisory Board
ThyssenKrupp AG                         of RAG
August-Thyssen-Strasse 1                Chairman of the Management Board of
40211 Duesseldorf                       ThyssenKrupp AG
Germany

Klaus Brandner                          Member of the Supervisory Board of RAG
German Parliament                       Economic and Labor Market- political
Platz der Republik                      speaker of the Social Democratic Party
11011 Berlin                            (SPD) of the Lower House of German
Germany                                 Parliament

Dr. Hans Michael Gaul                   Member of the Supervisory Board of RAG
E.ON AG                                 Member of the Management Board of E.ON
E.ON-Platz 1                            AG
40479 Duesseldorf
Germany

Wolfgang Junge                          Member of the Supervisory Board of RAG
Schulstrasse 94                         Chairman of the Worker's Council of
59192 Bergkamen                         Mining East (Bergwerk Ost)
Germany

Dr. Manfred Krueper                     Member of the Supervisory Board of RAG
E.ON AG                                 Member of the Management Board of E.ON
E.ON-Platz 1                            AG
40479 Duesseldorf
Germany

Ludwig Ladzinski                        Member of the Supervisory Board of RAG
Deutsche Steinkohle AG                  Chairman of the General Works Council
Horsthofstrasse 10                      of Deutsche Steinkohle AG
46244 Bottrop
Germany

Dr. Norbert Lammert                     Member of the Supervisory Board of RAG
German Parliament                       Vice President of German Parliament
Platz der Republik
11011 Berlin
Germany

Prof. h.c. Dr. Ulrich Middelmann        Member of the Supervisory Board of RAG
Thyssen Krupp AG                        Deputy Chairman of the Management Board
August-Thyssen-Strasse1                 of ThyssenKrupp AG
40211 Duesseldorf
Germany

Heinz Putzhammer                        Member of the Supervisory Board of RAG
Bundesvorstand des Deutschen            Member of the Federal Executive Board
Gewerkschaftsbundes                     of the DGB
Henriette-Herz-Platz 2
10178 Berlin
Germany

Ingrid Matthaeus-Maier                  Member of the Supervisory Board of RAG
Kreditanstalt fur Wiederaufbau          Member of the Management Board of the
Palmengartenstrasse 5-9                 Kreditanstalt fur Wiederaufbau
60325 Frankfurt
Germany

Dr. Klaus Sturany                       Member of the Supervisory Board of RAG
RWE AG                                  Member of Management Board of RWE AG
Opernplatz 1
45128 Essen
Germany
Citizen of Austria

Michel Wurth                            Member of the Supervisory Board of RAG
Arcelor                                 Chief Financial Officer, Senior
19, Avenue de la Liberte                Executive Vice President of Arcelor
L-2930 Luxembourg
Citizen of Luxembourg

Jan Zilius                              Member of the Supervisory Board of RAG
RWE AG                                  Member of the Management Board of RWE AG
Opernplatz 1
45128 Essen
Germany



B.       Directors and Executive Officers of SES

         The following table sets forth the name, current business or home address and present principal occupation of each of the executive officers and directors of SES. Each of these individuals is a citizen of the Federal Republic of Germany.

                                              Position with SES and Present
   Name and Business or Home Address        Principal Occupation or Employment

Werner Beder                              Vice President, Treasury of RAG Coal
RAG Coal International AG                 International AG
Rellinghauser Strasse 1-11                Member of the Management Board of SES
45128 Essen
Germany

Wilhelm Pueschel                          Vice President, Accounting of RAG Coal
RAG Coal International AG                 International AG
Rellinghauser Strasse 1-11                Member of the Management Board of SES
45128 Essen
Germany

Dr. Juergen Stadelhofer                   Chairman of the Management Board of
RAG Coal International AG                 RAG Coal International AG
Rellinghauser Strasse 1-11                Chairman of the Supervisory Board of
45128 Essen                               SES
Germany

Heribert Protzek                          Member of the Management Board of RAG
RAG Coal International AG                 Coal International AG
Rellinghauser Strasse 1-11                Vice Chairman of the Supervisory
45128 Essen                               Board of SES
Germany

Christoph Daenzer-Vanotti                 Member of the Management Board of
E.ON Ruhrgas AG                           E.ON Ruhrgas AG
Huttropstr. 60                            Member of the Supervisory Board of SES
45138 Essen
Germany

                                  SCHEDULE B

Directors and Executive Officers of West STEAG Partners.

         The following table sets forth the name, current business or home address and present principal occupation of each of the executive officers and directors of West STEAG Partners. Each of these individuals is a citizen of the Federal Republic of Germany.


 Name and Business or Home Address      Position with West STEAG Partners and
       and Citizenship                Present Principal Occupation or Employment

Dr. Hans-Georg Betz                   Chief Executive Officer of West STEAG
West STEAG Partners GmbH              Partners
Mission College Blvd., Suite 1170
Santa Clara, CA 95054
USA

Dr. Berthold Luetke-Daldrup           Managing Director of West STEAG Partners
West STEAG Partners GmbH
Ruettenscheider Strasse 1-3
45128 Essen
Germany

Dr. Rolf Thaler                       Managing Director of West STEAG Partners
West STEAG Partners GmbH
Ruettenscheider Strasse 1-3
45128 Essen
Germany

Heribert Protzek                      Chairman of the Supervisory Board of
RAG Coal International AG             West STEAG Partners Member of the
Rellinghauser Strasse 1-11            Management Board of RAG Coal International
45128 Essen                           AG
Germany                               Vice Chairman of the Supervisory Board
                                      of SES

Prof. Dr. Karl Friedrich Jacob        Member of the Supervisory Board of West
RAG Coal International AG             STEAG Partners
Rellinghauser Strasse 1-11            Vice Chairman of the Management Board of
45128 Essen                           RAG Coal International AG
Germany

Joachim Voss                          Vice Chairman of the Supervisory Board
West LB AG                            of West STEAG Partners
Herzogstrasse 15                      Head of Equity Investments, West LB AG
40217 Dusseldorf
Germany

Prof. Dr. Michael Schefczyk           Member of the Supervisory Board of West
Technical University of Dresden       STEAG Partners
Selliner Strasse 10                   Professor, Technical University of Dresden
01109 Dresden
Germany

                                  SCHEDULE C

------------------------------------------------------------------------------
           Trade Date               Number of Shares          Price Per Share
------------------------------------------------------------------------------
            7/25/2005                   25,000                       $8.87
------------------------------------------------------------------------------
            7/25/2005                   15,000                        8.89
------------------------------------------------------------------------------
            7/25/2005                   18,152                        8.90
------------------------------------------------------------------------------
            7/25/2005                      400                        8.91
------------------------------------------------------------------------------
            7/25/2005                     2010                        8.92
------------------------------------------------------------------------------
            7/25/2005                   12,161                        8.93
------------------------------------------------------------------------------
            7/25/2005                    2,000                        8.94
------------------------------------------------------------------------------
            7/25/2005                    1,840                        8.95
------------------------------------------------------------------------------
            7/25/2005                      400                        8.96
------------------------------------------------------------------------------
            7/25/2005                    6,800                        9.00
------------------------------------------------------------------------------
            7/25/2005                    5,200                        9.10
------------------------------------------------------------------------------
            7/25/2005                    2,600                        9.12
------------------------------------------------------------------------------


                                  SCHEDULE D

------------------------------------------------------------------------------
           Trade Date             Number of Shares        Price Per Share
------------------------------------------------------------------------------
            7/26/2005                    240                     $8.60
------------------------------------------------------------------------------
            7/26/2005                    200                      8.61
------------------------------------------------------------------------------
            7/26/2005                  2,900                      8.72
------------------------------------------------------------------------------
            7/26/2005                    800                      8.90
------------------------------------------------------------------------------
            7/26/2005                    100                      8.91
------------------------------------------------------------------------------
            7/26/2005                  1,420                      8.92
------------------------------------------------------------------------------
            7/26/2005                  4,580                      8.95
------------------------------------------------------------------------------
            7/26/2005                  4,836                      9.00
------------------------------------------------------------------------------


                                  SCHEDULE E

-------------------------------------------------------------------------------
           Trade Date             Number of Shares          Price Per Share
-------------------------------------------------------------------------------
            7/27/2005                 18,715                       $8.50
-------------------------------------------------------------------------------
            7/27/2005                  2,385                        8.51
-------------------------------------------------------------------------------
            7/27/2005                 24,824                        8.52
-------------------------------------------------------------------------------
            7/27/2005                 11,300                        8.55
-------------------------------------------------------------------------------
            7/27/2005                  1,500                        8.56
-------------------------------------------------------------------------------
            7/27/2005                  1,200                        8.57
-------------------------------------------------------------------------------